Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated March 19, 2019 - Reducer Featured in Presentation at American College of Cardiology's Annual Meeting

DOCUMENT 1

Reducer Featured in Presentation at American College of Cardiology's Annual Meeting

NASDAQ, TSX: NVCN

VANCOUVER, March 19, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that data on the Neovasc Reducer™ ("Reducer") was featured in session 725, titled, "Refractory Angina: Options for Patients With "No Options"" at the American College of Cardiology's ("ACC") 68th Annual Scientific Session and Expo ("ACC.19"). The ACC.19 is taking place from March 16 – 18, 2019, in New Orleans.

"We are pleased that today's ACC.19 session included an overview of our Reducer and its efficiency in narrowing the coronary sinus in refractory angina patients, which has resulted in an improvement in symptoms and quality of life for patients with refractory angina who were not candidates for revascularization.  A portion of the data discussed during the session was originally published in the New England Journal of Medicine in February 20151," stated Fred Colen, CEO of Neovasc. "Looking at the participants in this session, we see growing interest for the Reducer among leading cardiologists; Professor Thomas Luscher, who has treated patients with Reducer within his practice in Europe and co-authored a published paper on the Reducer2, presented the Reducer data at ACC.19 and Dr. Tim Henry of Cedars-Sinai, who has been a strong supporter of generating additional data for the Reducer in the U.S., chaired the session."

Session Details:
Session title: 725 - Refractory Angina: Options for Patients With "No Options
Date: March 18, 2019, 8:00 AM - 9:30 AM
Location: Room 217
Description: This session describes options for angina that is resistant to conventional treatment options. While mortality may be low, morbidity is considerable, leaving clinicians in a quandary regarding management options.

About ACC.19
ACC.19 features hundreds of educational sessions and late-breaking clinical research across 11 learning pathways. Keynotes provided updates on the latest guidelines, and the latest practice-changing scientific breakthroughs with Late-Breaking Clinical Trials and Featured Clinical Research. In addition, there are hundreds of other activities and events taking place before, during and after ACC.19. To learn more, please visit, https://accscientificsession.acc.org/

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to growing support for the Reducer among leading cardiologists, the growing incidence of refractory angina and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the common shares of the Company may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Amended and Restated Management's Discussion and Analysis for the quarter ended September 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

[1] Efficacy of a Device to Narrow the Coronary Sinus in Refractory Angina, New England Journal of Medicine 2015; 372:519-527, DOI: 10.1056/NEJMoa1402556. Stefan Verheye, M.D., Ph.D., E. Marc JolicŒur, M.D., Miles W. Behan, M.D., Thomas Pettersson, M.D., et al

[2] Coronary sinus reducer device for patients with refractory angina, Cardiovascular Medicine 108; 21(04):105-110 Peter C. Kahr et al

View original content:http://www.prnewswire.com/news-releases/reducer-featured-in-presentation-at-american-college-of-cardiologys-annual-meeting-300814378.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/19/c0747.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:50e 19-MAR-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	March 19, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer